[AIG Letterhead]
December 3, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc.
Preliminary Information Statement on Schedule 14C
Filed on November 16, 2010
File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated December 2, 2010 with respect to American International Group, Inc.’s (AIG) Preliminary Information Statement on Schedule 14C (Information Statement) filed with the Securities and Exchange Commission (Commission) on November 16, 2010. This letter sets forth AIG’s response to the Staff’s comment contained in your letter.
AIG acknowledges that the adequacy and accuracy of the disclosure in the Information Statement is the responsibility of AIG, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Information Statement and that Staff comments may not be asserted by AIG as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
We have repeated your comment below to facilitate your review.
General
1.	We note your response to our prior comment 2 and reissue the comment in part. Please provide the information required by Item 12(f) of Schedule 14A. We believe this information needs to be provided regardless of the fact that holders of AIG common stock are not being asked to take any action and we also believe this information is material to a shareholder’s understanding of the corporate actions disclosed in the information statement.
     AIG Response:
AIG will include as annexes to the Information Statement that is filed with the Commission and distributed to AIG shareholders the following documents, excluding certain exhibits not otherwise required by Item 12(f), each of which was previously filed by AIG with the Commission: the Annual Report on Form 10-K for the year ended December 31, 2009, the Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2010 and the Current Reports on Form 8-K filed on November 5, 2010 (SEC Accession No. 0001047469-10-009326) and November 16, 2010.

December 3, 2010
If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.
Very truly yours,

/s/ Kathleen E. Shannon

Kathleen E. Shannon
Senior Vice President and
Deputy General Counsel